MAIL STOP 7010
									April 11, 2006

Michael I. Roman
Chief Financial Officer
Stanley-Martin Communities, LLC
1881 Campus Commons Drive, Suite 101
Reston, VA 20191

Re:	Stanley-Martin Communities, LLC
	Registration Statement S-4
	File No. 333-130488
	Filed March 29, 2005

Dear Mr. Roman:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis
Results of Operations, page 23

1. We note your response to comment 19 from our letter dated
January
13, 2006. It remains unclear to us where you have provided a segmental analysis of all items comprising your segmental measure of profit or loss, which appears to be net income. We note your current segmental analysis of the items comprising operating income. Please advise or revise. Refer to Item 303(a) of Regulation S-K and our Release 33-8350.

Year Ended December 31, 2005 Compared to Year Ended December 31,
2004, page 23

2. Please define the "average interest rate spread" as the difference between the amounts you charge home buyers for the loans you originate and the amounts you pay on your mortgage warehouse facility.

Consolidated and Combined Financial Statements for the Year Ended
December 31, 2005
Consolidated and Combined Statements of Cash Flows, page F-6

3. We note your response to comment 36 from our letter dated
January
13, 2006. It remains unclear to us where you have disclosed the amount of interest incurred in each period, either here or in Note 2.
Please advise or revise.

Note 1 - Summary of Significant Accounting Policies Background and Principles of Consolidation and Combination, page F-7

4. We note your response to comment 37 from our letter dated
January
13, 2006. We assume that the cash proceeds you received from the liquidation of Heritage Title Agency LLC were equal to the carrying value of your investment in this entity immediately prior to its liquidation. We also assume that your capital contribution to form
First Excel Title LLC was comprised solely of cash. Please confirm our assumptions.

(c) Revenue Recognition, page F-8

5. We read that you recognize the additional consideration from your sale of mortgage loans on an accrual basis. Please explain this matter to us further. It is unclear to us how you would be able to quantify the amount of additional consideration earned until the loan was sold by George Mason Mortgage to another investor.

(e) Warranty and Product Liability Accruals, page F-9

6. We note your response to comment 50 from our letter dated
January
13, 2006 and your revisions to this footnote. In light of the disclosures about your warranty program on pages 46-47 of your first amended Form S-4, please explain to us in more detail how you determined that no accruals were necessary for your warranty program during any of the periods presented in your financial statements. Also reconcile the statement in your footnote disclosure that no warranty accruals were necessary to your statement on page 47 indicating that you record a reserve of three percent of the sales price of a home to cover warranty expenses. If you paid any costs related to your one- and two-year warranties during the periods presented in your financial statements, please disclose and quantify those amounts.

Note 10 - Supplemental Guarantor and Non-Guarantor Information, page
F-14

7. We note your response to comment 45 from our letter dated
January
13, 2006. It remains unclear to us where you have disclosed that each Guarantor Subsidiary, and the co-issuer subsidiary, is 100 percent owned by you. Please note that "wholly owned" and "100 percent owned" do not have the same meaning under Regulation S-X. Please advise or revise.

Exhibit 5 - Legality Opinion

8. The legality opinion may not assume that the guarantees have been duly issued. Please remove the clause "when such Guarantor has duly issued such Exchange Note Guarantee" from the last sentence of the second paragraph on page two of the opinion.

Exhibit 12 - Ratio of Earnings to Fixed Charges

9. Please revise to provide the calculation for your ratio of earnings to fixed charges for each of the last five fiscal years.
Refer to instruction 3 to Item 503(d) of Regulation S-K.

Closing Comments

      You may contact Jennifer Thompson at (202) 551-3737 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 or Chris Edwards at (202) 551-3742, with any other questions.

      Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Jeffery E. Jordan, Esq.
	(202) 857-6395
Michael I. Roman, Chief Financial Officer
Stanley-Martin Communities, LLC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE